Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

October 4, 2017
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OFS Credit Company, Inc. – Registration Statement on Form N-2

Dear Sir/Madam:
On behalf of OFS Credit Company, Inc. (the “Registrant”), we are hereby electronically transmitting for filing under the Securities Act of 1933 and the Investment Company Act of 1940 a registration statement on Form N-2 (the “Registration Statement”). The Registration Statement relates to the offering of shares of the Registrant’s common stock, par value $0.001 per share.
Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,
/s/ Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.